Sit Mutual Funds

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SIT BALANCED FUND

Ticker: SIBAX

Overview | Returns | Risk | Holdings

Information reported as of March 31, 2021

Fund Details

Inception Date:	12/31/93
Fund Assets (Millions):	$61.4
Ticker:	SIBAX
CUSIP:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.00%

Average Annual Returns (%)


Sit Balanced Fund
S&P 500® Index
Bloomberg Barclays Aggregate Bond Index
75%
50%
25%
0%
-25%
Returns
3 Month
1 Year
3 Year
5 Year
10 Year
Since Inception

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed when shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Balanced Fund seeks long-term growth consistent with preservation of principal and to provide regular income to shareholders by investing in a diversified portfolio of stocks and bonds. In seeking to achieve its long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

Risk-Reward Profile


LOW
HIGH

The Sit Balanced Fund has moderate risk and moderate reward potentials.

Investment Style

The Fund invests in large cap growth stocks and high quality, intermediate-duration bonds.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc., an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $15.3 billion (as of 3/31/21). The firm's sole business is investment management.

Portfolio Management



FUND PRICES

Current Share Price

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report



| Roger J. Sit | Bryce A. Doty | Ronald D. Sit |

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk: principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

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Sit Mutual Funds

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Mutual Funds | Account Management | Retirement and Education Plans | Forms and Publications | Firm Information

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT BALANCED FUND

Ticker: SIBAX

Overview | **Returns** | Risk | Holdings

Information reported as of March 31, 2021

Average Annual Returns (%)


Sit Balanced Fund
S&P 500® Index
Bloomberg Barclays Aggregate Bond Index
60%
40%
20%
0%
-20%
Returns
3 Month
1 Year
3 Year
5 Year
10 Year
Since Inception*

		Annualized Returns				
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit Balanced Fund	**1.73**	**36.43**	**12.88**	**11.98**	**9.80**	**7.71**
S&P 500® Index	6.18	56.35	16.78	16.29	13.91	10.30
Bloomberg Barclays Aggregate Bond Index	-3.37	0.71	4.65	3.10	3.44	5.12

*Inception Date of 12/31/93

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed when shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Stock Index	Bond Index
2012	9.95	16.00	4.22
2013	18.36	32.39	-2.02
2014	9.15	13.69	5.97
2015	2.25	1.38	0.55
2016	4.60	11.96	2.65
2017	17.74	21.83	3.54
2018	-2.73	-4.38	0.01
2019	20.69	31.49	8.72
2020	20.74	18.40	7.51
2021	1.73	6.18	-3.37

Growth of $10,000

From March 31, 2011 to March 31, 2021


$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
Sit Balanced Fund
S&P 500® Index
Bloomberg Barclays Aggregate Bond Index
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PRICES

Current Share Price

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Sit Mutual Funds

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SIT BALANCED FUND

Ticker: SIBAX

Equity Cap Size: Small
Equity Investment Style: Growth

Fixed Income Quality: High
Fixed Income Duration: Intermediate

Overview | Returns | Risk | Holdings

Information reported as of March 31, 2021

Return Volatility


20.0
10.0
0.0
Sit Balanced Fund
S&P 500® Index
Bloomberg Barclays Aggregate Bond Index
3-Year Standard Deviation

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Balanced Fund returns page*.

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatlity of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged captalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PRICES

Current Share Price

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: info@sitinvest.com | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | Firm History | Glossary | Terms of Use | Privacy Policy

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by





SIT BALANCED FUND

Ticker: SIBAX

Overview | Returns | Risk | **Holdings**

Information reported as of March 31, 2021

Asset Allocation (%)

Click on chart segments for detailed information.

63.0 Stocks
33.8 Bonds
3.2 Cash & Other Net Assets

Top 5 Equity Holdings

Company	% of Net Assets
Apple, Inc.	3.6
Microsoft Corp.	3.0
Alphabet, Inc.	2.8
Amazon.com, Inc.	2.7
UnitedHealth Group, Inc.	2.1
Numbers of Holdings: 261	Top 5: 14.2

Portfolio Holdings

Complete List of Holdings for the Balanced Fund as of March 31, 2021.

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged captalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PRICES

Current Share Price

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by

Add Splash to Your Portfolio



Sit Developing Markets Growth Fund

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT DEVELOPING MARKETS GROWTH FUND

Ticker: SDMGX

Overview | Returns | Risk | Holdings

Information reported as of March 31, 2021

Fund Details

Inception Date:	7/1/94
Fund Assets (Millions):	$14.0
Wtd. Avg. Market Cap (Billions):	$188.1
Median Market Cap (Billions):	$27.8
Ticker:	SDMGX
CUSIP:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.40%

Average Annual Returns (%)


Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
75%
50%
25%
0%
Returns
3 Month
1 Year
3 Year
5 Year
10 Year
Since Inception

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Developing Markets Growth Fund seeks to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal and monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social and political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

Risk-Reward Profile


LOW
HIGH

The Sit Developing Markets Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled or operating in a developing market.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc., an employee owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $15.3 billion (as of 3/31/21). The firm's sole business is investment management.

Portfolio Management



FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report



Roger J. Sit

Raymond E. Sit

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

800-332-5580 | e-mail: *info@sitinvest.com*

SIT DEVELOPING MARKETS GROWTH FUND

Ticker: SDMGX

Overview | **Returns** | Risk | Holdings

Information reported as of March 31, 2021

Average Annual Returns (%)


Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
80%
60%
40%
20%
0%
Returns
3 Month
1 Year
3 Year
5 Year
10 Year
Since Inception*

	Three Month	Annualized Returns One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit Developing Markets Growth Fund	**1.01**	**57.19**	**6.76**	**13.22**	**2.96**	**4.88**
MSCI Emerging Markets Index	1.95	55.13	3.98	9.49	1.18	3.85

*Inception Date of 7/1/94

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available*. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2012	11.08	15.15
2013	0.59	-4.98
2014	-7.79	-4.63
2015	-15.88	-16.96
2016	3.59	8.58
2017	43.23	34.35
2018	-14.75	-16.64
2019	19.77	15.43
2020	23.14	15.84
2021	1.01	1.95

Growth of $10,000

From March 31, 2011 to March 31, 2021


$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: info@sitinvest.com | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | Firm History | Glossary | Terms of Use | Privacy Policy

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by







Sit Mutual Funds

Print

Mutual Funds | Account Management | Retirement and Education Plans | Forms and Publications | Firm Information

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT DEVELOPING MARKETS GROWTH FUND

Cap Size: Large
Investment Style: Blend

Ticker: SDMGX

Overview | Returns | Risk | Holdings

Information reported as of March 31, 2021

Return Volatility

20.0
10.0
0.0
Sit Developing Markets Growth Fund
3-Year Standard Deviation

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Developing Markets Growth Fund returns page.*

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 59 Up Quarters

Down Market Performance

Average 3-Month Returns of 44 Down Quarters

20%
10%
0%
-10%
-20%
Average 3-Month Return
Rising Market
Falling Market
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, July 1, 1994. For more complete performance data see the *Developing Markets Growth Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Perfomance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

SIT DEVELOPING MARKETS GROWTH FUND

Ticker: SDMGX

Overview | Returns | Risk | **Holdings**

Information reported as of March 31, 2021

Country Allocation (%)


40.6 China/Hong Kong
12.0 South Korea
9.0 Taiwan
6.3 India
6.1 South Africa
4.2 Singapore
3.5 Brazil
3.3 United States
12.2 8 Other Countries less than 3.3%
2.8 Cash and Other Assets

Sector Allocation (%)


20.5 Electronic Technology
18.8 Technology Services
17.8 Finance
11.3 Retail Trade
5.4 Consumer Services
5.0 Consumer Non-Durables
3.3 Investment Companies
3.3 Non-Energy Minerals
11.8 Sectors less than 3%
2.8 Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Tencent Holdings, Ltd.	6.4
Samsung Electronics Co., Ltd.	6.3
Taiwan Semiconductor Co.	5.5
Alibaba Group Holding, Ltd., ADR	5.1
iShares MSCI India ETF	3.3
HDFC Bank, Ltd., ADR	3.0
LG Chem, Ltd.	2.9
JD.com, Inc., ADR	2.7
Baidu, Inc., ADR	2.6
ENN Energy Holdings, Ltd.	2.5
Numbers of Holdings: 59	Top 10: 40.4

Portfolio Holdings

PDF *Complete List of Holdings for the Developing Markets Growth Fund as of March 31, 2021.*

Disclosure

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

FUND PRICES

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HOW TO INVEST

Instructions
Applications
Summary Prospectus

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Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.



Stay Grounded
Dividend Growth Fund
Global Dividend Growth Fund
Small Cap Dividend Growth Fund
Growth + Income

SIT DIVIDEND GROWTH FUND

Tickers: SDVGX, SDVSX

Overview | Returns | Risk | Holdings

Information reported as of March 31, 2021

Fund Details

Inception Dates

I Class	12/31/03
S Class	3/31/06

Fund Assets

I Class	$192.4M
S Class	$31.2M

Tickers

I Class	SDVGX
S Class	SDVSX

CUSIP Numbers

I Class	82980D-70-7
S Class	82980D-80-6

Minimum Investment Amounts

I Class	$100,000
S Class	$5,000

Minimum IRA Investment Amount

I Class	$100,000
S Class	$2,000

Expense Ratios

I Class	0.70%
S Class	0.95%

Average Annual Returns

Sit Dividend Growth Fund Class I
S&P 500® Index
75%
50%
25%
0%
Returns
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception*

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Dividend Growth Fund seeks current income that exceeds the dividend yield of the S&P 500® Index and grows over a period of years and long-term capital appreciation. To achieve its objectives, the Fund invests, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend-paying, growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

Risk-Reward Profile

LOW
HIGH

The Sit Dividend Growth Fund has moderate risk and moderate reward potentials.

Investment Style

The Fund invests in large cap growth-oriented stocks that pay dividends. The Fund's holdings exhibit a blend of growth and value characteristics.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc., an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $15.3 billion (as of 3/31/21). The firm's sole business is investment management.

Portfolio Management

RECENT ARTICLE

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FUND PRICES

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Summary Prospectus

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Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

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ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report



Roger J. Sit   Kent L. Johnson

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

SIT DIVIDEND GROWTH FUND

Ticker: SDVGX, SDVSX

Overview | **Returns** | Risk | Holdings

Information reported as of March 31, 2021

Yield (%)

	30-Day SEC Yield
I Share	1.29
S Share	1.04

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

Average Annual Returns (%)


75%
50%
25%
0%
Returns
Sit Dividend Growth Fund Class I
S&P 500® Index
3 Month
1 Year
3 Year
5 Year
10 Year
Since Inception*

	Three Month	Annualized Returns One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit Dividend Growth Fund Class I	**7.03**	**53.21**	**14.24**	**13.83**	**12.14**	**10.42**
S&P 500® Index	6.18	56.35	16.78	16.29	13.91	9.87
Sit Dividend Growth Fund Class S	**6.94**	**52.85**	**13.96**	**13.55**	**11.86**	**9.92**
S&P 500® Index	6.18	56.35	16.78	16.29	13.91	10.01

*Inception Date of 12/31/03

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund (Class I)	Index
2012	13.54	16.00
2013	28.18	32.39
2014	12.12	13.69
2015	0.51	1.38
2016	10.73	11.96
2017	20.24	-1.31
2018	-6.57	-4.38
2019	29.10	31.49
2020	13.97	18.40
2021	7.03	6.18

Growth of $10,000

From March 31, 2011 to March 31, 2021


$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
Sit Dividend Growth Fund
S&P 500® Index
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged captalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

RECENT ARTICLE

The Case for Dividend Strategies

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

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SIT DIVIDEND GROWTH FUND

Tickers: SDVGX, SDVSX

Cap Size: Large

Investment Style: Blend

| **Overview** | **Returns** | **Risk** | **Holdings** |

Information reported as of March 31, 2021

Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Dividend Growth Fund returns page*.

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 48 Up Quarters



Down Market Performance

Average 3-Month Returns of 17 Down Quarters



● Sit Dividend Growth Fund Class I
● S&P 500® Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, December 31, 2003. For complete performance data see the *Dividend Growth Fund returns page*.

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

RECENT ARTICLE
The Case for Dividend Strategies

FUND PRICES
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund ⬦

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by





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SIT DIVIDEND GROWTH FUND

Ticker: SDVGX, SDVSX

Overview | Returns | Risk | **Holdings**

Information reported as of March 31, 2021

Sector Allocation (%)

Click on chart segments for detailed information.

17.4 Electronic Technology
17.0 Finance
12.8 Health Technology
11.0 Technology Services
8.1 Producer Manufacturing
5.9 Consumer Non-Durables
5.0 Retail Trade
5.0 Utilities
17.1 Sectors less than 4%
0.7 Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Microsoft Corp.	5.6
Apple, Inc.	4.9
Johnson & Johnson	2.7
Broadcom, Inc.	2.4
Applied Materials, Inc.	2.3
Procter & Gamble Co.	2.0
PepsiCo, Inc.	1.9
Medtronic, PLC	1.8
Analog Devices, Inc.	1.8
MetLife, Inc.	1.7
Numbers of Holdings: 72	Top 10: 27.2

Portfolio Holdings

PDF Adobe

Complete List of Holdings for the Dividend Growth Fund as of March 31, 2021.

Disclosure

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged captalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

RECENT ARTICLE

The Case for Dividend Strategies

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Home | Firm History | Glossary | Terms of Use | Privacy Policy